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                                 January 3, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

     Re: Cisco Systems, Inc.
         Form S-3 Registration Statement Filed on April 1, 1998
         File No. 333-49141

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Cisco Systems, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to (1) withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), and (2) deregister any shares identified in the Registration Statement which have not been sold to date under the terms described therein, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was first filed with the Commission on April 1, 1998.

     The Registration Statement was filed by the Registrant on behalf of its securityholders with whom Registrant entered into a registration rights agreement in connection with the Registrant's acquisition of Wheelgroup Corporation ("Wheelgroup"). The securities which were the subject of the Registration Statement were distributed by the Registrant to the former stockholders of Wheelgroup in connection with the acquisition. The acquisition took place over two (2) years ago therefore the shares registered in the Registration Statement no longer need to be registered and are freely tradeable pursuant to Rule 144(k) of the Securities Act of 1933, as amended. By withdrawing the Registration Statement at this time, the Registrant seeks to save the expense associated with maintaining the effectiveness of a registration statement.

     Kindly direct any questions you have regarding Registrant's request to withdraw the Registration Statement to the undersigned at (408) 526-4000.

                                       Very truly yours,

                                       /s/ Scott D. Lester
                                       ---------------------
                                       Scott D. Lester, Esq.
                                       Legal Counsel